

JOE JOLLY & CO., INC. MUNICIPAL SECURITIES
P.O. BOX 8 ♦ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ♦ (800) 826-1378 ♦ Fax: (205) 251-3446

The Exemption Report

We as members of management of Joe Jolly & Co.,Inc, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3:K (2)(ii),(the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:K (2)(ii),(the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2015 to August 31, 2016 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Joe Jolly, Jr
President – Chairman of the Board
October 28, 2016